November 21, 2007

Mr. Gary R. Todd

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C.  20549

RE:

The Aristotle Corporation

Form 10-K for the fiscal year ended December 31, 2006

File No. 0-14669

Dear Mr. Todd,

The Aristotle Corporation (the “Company”) has received your letter of November 8, 2007, in which you have provided comments and questions from your review of the Company’s Form 10-K for the year ended December 31, 2006.  The Company’s management has reviewed your comments and has prepared the following text as responses to each comment.

In providing these comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Selected Financial Data, page 16

1.

We refer to the disclosure of EBITDA.  In future filings, please expand to also present cash flows from operating, investing and financing activities for each period for which you disclose EBITDA.  Refer to question 12 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:

Management has reviewed question 12 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In future filings, the Company will expand its EBITDA disclosure within Selected Financial Data to

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

include cash flows from operating, investing and financing activities, as required by Item 10(e)(1)(i) of Regulation S-K.

2.

We note that your computation of EBITDA is different from that specified in the acronym in that you make an adjustment to remove “Other expense (income).”  Please tell us how your measure considers the guidance from question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:

Management has reviewed question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In computing EBITDA, the Company removes from net earnings the amount of “Other expense (income)”.  This amount, as reported on the Company’s Consolidated Statements of Earnings, is comprised primarily of earnings on our equity method investment in an investment limited liability partnership.  This investment is classified as Investments in the Current Assets section of the Company’s Consolidated Balance Sheet.  In calculating EBITDA, the Company removes this amount from net earnings as the amount is passive investment income which does not reflect the results of the Company’s active business operations.

Further, the Company continually evaluates the investment return, as recorded in other income (expense), against the current rate of interest assessed by its primary credit facility.  Management has the ability to move funds from its investments to reduce its outstanding balance on its primary credit facility or to increase its investments and maintain a higher balance on its primary credit facility.  Management believes that its decision to maintain investments providing returns greater than its cost of credit should not impact the determination of EBITDA.

3.

You disclose that EBITDA is an indicator of the Company’s current financial performance.  It appears that you may be disclosing EBITDA as a performance measure:  If you are disclosing EBITDA as a performance measure; (1) tell us how your disclosure considers the guidance from questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and (2) tell us why you believe it is appropriate in your specific circumstances to present EBITDA as a performance measure.

RESPONSE:

Management has reviewed questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  In the computation of EBITDA, the Company does not remove from net earnings any

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

amounts to eliminate or smooth items identified as non-recurring, infrequent or unusual.   The Company reports EBITDA in the Selected Financial Data to disclose additional information that management believes is important to the reader.

As stated in the Selected Financial Data disclosure on Form 10-K, management believes that EBITDA is a widely accepted indicator of the Company’s current financial performance and ability to incur and service debt.  EBITDA is also a widely used financial measure in market valuations of businesses within the Company’s industries.

Further, the Company’s primary credit facility, which provides the Company with a borrowing capacity of $45.0 million, has certain debt covenants with which the Company must comply on a quarterly basis.  Among the quarterly debt covenants are (i) a debt service ratio defined by the credit agreement as a comparison of EBITDA to consolidated interest expense, and (ii) a leverage ratio defined by the credit agreement as a comparison of EBITDA to long term debt.  Additionally, we are advised that the Company’s majority stockholder routinely evaluates the Company’s operating performance in terms of EBITDA growth, among other metrics. In providing EBITDA calculations to the Company’s principal lender and majority stockholder, we believe it is important likewise to share that information with all stockholders.

Financial Statements

Note (2) Summary of Significant Accounting Policies

(g) Investments

4.

Please tell us how you considered the guidance from S-X Rule 4-08(g) in assessing whether you should provide summarized financial information for the limited liability partnership investment.

RESPONSE:

At December 31, 2006, the Company reported, as a $15.5 million current asset, an investment in a limited liability partnership.  The investment is accounted for under the equity method of accounting.  At the date of the financial statements, the Company’s ownership position in the limited liability partnership was less than 50%.  The purpose of the limited liability partnership is to manage a diversified investment portfolio of various marketable equity and debt securities.  The investment managers of the partnership converted the entire portfolio to U.S. Treasury bills as of December 31, 2006.    Management has considered the guidance from S-X Rule 4-08(g), which defines a subsidiary as significant if the Company’s proportionate share of the total assets of the subsidiary exceeds 10% of the total assets of the Company.  Management

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

recognizes that its proportionate share of the limited liability partnership exceeds 10% (11.6% at December 31, 2006); however, the assets of the limited liability partnership at December 31, 2006 were comprised solely of U.S. Treasury bills, and did not include other assets, such as receivables, inventories or fixed assets. Therefore, management believes that the balance sheet presentation of the investment entirely as a current asset, along with the statement in Note 2(g) that “the assets of this limited partnership were invested in U.S. Treasury bills” is appropriate disclosure and provides sufficient information for our investors to understand the nature and risks of our investment in the limited liability partnership.

Note (13) Other Long-term Accruals

5.

With respect to the sale-leaseback, please tell us and in future filings disclose why the transaction does not qualify for sale-leaseback accounting.  Please also tell us, and in future filings disclose, the business purpose of the transaction and how you will be accounting for the arrangement over its life.

RESPONSE:

The transaction does not meet various criteria for sale-leaseback accounting under paragraphs 7, 8, 10 and 12 of Statement of Financial Accounting Standards (“SFAS”) No. 98, Accounting for Leases (“SFAS No. 98”) due to (i) “continuing involvement” by the seller-lessee, and (ii) the fact that the seller-lessee likely will not actively use the real property in the seller-lessee’s trade or business during the lease term.  Paragraph 12(b) of SFAS 98 indicates that a provision in which the seller-lessee provides a non-recourse note receivable to the buyer-lessor for any portion of the sales proceeds or provides a recourse note receivable in which the only recourse is to the lease asset is a condition which would indicate that there is continuing involvement.   Considering that the security of the note receivable from the buyer-lessor is the buyer-lessor’s membership interest in the limited liability company that holds the real property subject to the sale-leaseback, it appears that the note receivable is in substance a non-recourse note which indicates that there is continuing involvement.

In addition, the transaction does not meet the criteria of paragraph 12 of SFAS No. 66, Accounting for Sales of Real Estate (“SFAS No. 66”) for recognizing a sale of real estate, as the buyer-lessor is required to pay interest only on the note until maturity.

At the date of the transaction, the $400,000 cash proceeds are recorded as a debit to cash and a credit to other long-term accruals.  Neither the gain on the sale nor the $1.6 million note from the buyer to the seller is recognized.  In future periods, the differential between rent paid by the seller-lessee ($124,000

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

per year) and interest on the note receivable ($96,000 per year at 6%) will be recorded as an expense from inception through year 5.

At the end of year 5, the seller-lessee has an option to terminate the lease agreement for a cash payment of $186,000.  If the lease is terminated, no leaseback agreement would exist and the transaction would then be evaluated as a sale of real estate according to SFAS No. 66.  Because of the continuing investment requirement of paragraph 12 of SFAS No. 66 (interest-only note), the Company would still not meet the requirements to record the sale under the full accrual method; rather, following paragraph 23 of SFAS No. 66, the Company would account for the transaction using the cost recovery method.  In application of the cost recovery method, upon the occurrence of such lease termination, the Company (seller-lessee) would record the settlement of the $400,000 other long-term accrual, record the cash payment of $186,000 lease termination charge and record a net gain of $214,000.

The Company would continue with the cost method by recording income in subsequent years (years 6 through 10) for each interest and final principal payment received.

The business purpose for the sale-leaseback transaction was to generate cash proceeds to the Company of $400,000 for a non-current asset not employed by the Company in its trade or business.

The Company will expand its disclosure in future filings to reflect the substance of the foregoing.

6.

We refer to the discussion of the sale of the trade names.  In future filings, please expand to describe the business purpose of the arrangement and to disclose why the transaction is not a sale for US GAAP purposes.  Please also fully describe how you will be accounting for the arrangement over its term.  Provide us a written response to this comment that also explains how your accounting is appropriate for GAAP.

RESPONSE:

The business purpose for the sale of trademarks was to generate cash proceeds to the Company of $2.0 million for a non-current asset that had no book value.

Management believes that no accounting literature directly addresses the accounting for this transaction.  Management considered various pieces of literature and concluded that an analogy to sale-leaseback accounting is most appropriate.

Concurrent with the sale of the trademarks, the Company entered into a 15-year license agreement with the buyer granting an exclusive worldwide license to use

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

the trademarks, subject to certain terms and conditions.  The consideration for this 15-year license is in the form of semi-annual royalty payments by the Company to the buyer.  The Company has an option to buy back the trademarks at the end of the agreement at the then fair market value.  An $8.0 million note is payable from the buyer to the Company, as partial proceeds for the sale.  The note is secured by the buyer’s membership interest in the limited liability company that holds title to the trademarks.

Because the security for the note is an interest in the limited liability company holding title to the trademarks, and because of the Company’s option to buy back the trademarks at the end of the agreement, the seller appears to have a continuing involvement in the trademarks.  Due to the continuing involvement by the seller-licensee of the trademark agreement, the transaction does not meet the requirements of paragraph 12 of SFAS No. 98 and paragraph 26 of SFAS No. 66, and as such, does not meet criteria to be recognized as a sale.  Management also considered the guidance in EITF 86-15, EITF 86-28 and SOP 97-1 and the accounting for this transaction is consistent with the guidance in that literature.

Thus, the $2.0 million cash proceeds from this transaction is recognized as a debit to cash and a credit to long-term accruals.  As this transaction did not meet the criteria for a sale-leaseback, no recognition would be given to the $8.0 million note receivable that was executed as partial proceeds for this transaction.  The future semi-annual cash outflow payments by the Company for the license agreement and the semi-annual cash inflow for the principal and interest payments on the $8.0 million note are considered net cash outflows related to the transaction.

From an accounting standpoint, the Company determines, based on the net cash outflow stream and an expected fair value of the trademark at the end of the term, an effective interest rate to record interest expense and to increase the related long term accrual over the term of the agreement.

The Company will expand its disclosure in future filings to describe the business purpose of the transaction, why it was not reflected as a sale and the future accounting for the arrangement over its term.

7.

Please also tell us why you characterize the cash received from the two transactions as long-term “accruals” on your balance sheet.

RESPONSE:

As noted in our responses to Item 5 and Item 6 above, neither transaction met the criteria to be accounted for as a sale-leaseback.  In respect of the transaction referred to in Item 5, the $400,000 balance in other long-term accruals will remain until such time as the criteria for sale-leaseback accounting treatment are

Mr. Gary R. Todd, Reviewing Accountant

U.S Securities and Exchange Commission

November 21, 2007

met.  In respect of the transaction referred to in Item 6, the long-term accrual will be maintained until such time as the criteria for sale-leaseback accounting treatment are met.

If you have further questions regarding these responses or other comments related to the Company’s Form 10-K for the year ended December 31, 2006, please contact me at (920) 568-5576, by fax (920) 568-5776 or by email at int@enasco.com.

Sincerely,

/s/ Dean T. Johnson

Dean T. Johnson

Vice President and

 Chief Financial Officer